UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Platinum Group Metals Ltd.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
72765Q205
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[	] Rule 13d-1(b)

☒ Rule 13d-1(c)

[	] Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 72765Q205

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Geologic Resource Fund Ltd.
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	4,050,656* Shares
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	4,050,656* Shares
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,050,656* Shares
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row (9)	4.34%**
12)	Type of Reporting Person	CO

*	Includes 552,311 shares issuable upon the exercise of warrants (“Exercisable Warrants”).
**

Percentage is calculated using as the numerator, the number of Common Shares held by the Reporting Person plus the Exercisable Warrants, and as the denominator, 92,815,667 shares of Common Shares plus the Exercisable Warrants.

CUSIP NO. 72765Q205

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Platinum Group Metals Ltd. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at Bentall Tower 5, Suite 328, 550 Burrard Street, Vancouver British Columbia, Canada, V6C 2B5.

Item 2(a).	Name of Person Filing

Geologic Resource Fund Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of GRF is 535 Boylston Street, Boston, MA 02116.

Item 2(c).	Citizenship

GRF is organized in the Cayman Islands.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Shares (“Common Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Shares is 72765Q205.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

CUSIP NO. 72765Q205

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☒ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership
Item 4(a).	Amount beneficially owned

As of the close of business on December 31, 2009 GRF owned 4,050,656 shares of Common Shares of the Company (which includes 552,311 shares of Common Shares issuable upon the exercise of warrants).

Item 4(b).	Percent of Class

As of the close of business on December 31, 2009, GRF owned 4.34% of the Common Shares of the Company. The aggregate percentage of Common Shares owned by GRF is based upon 92,815,667 shares of Common Shares outstanding, which is the total number of shares of Common Shares outstanding as of August 31, 2009, based on representations made in the Company’s Form 40-F filed with the Securities and Exchange Commission on December 1, 2009.

Item 4(c).	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: zero
(ii)	shared power to vote or to direct the vote:
GRF	4,050,656

(iii)	sole power to dispose or to direct the disposition of: zero
(iv)	shared power to dispose or to direct the disposition of:
GRF	4,050,656

CUSIP NO. 72765Q205

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security
Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

CUSIP NO. 72765Q205

Item 10.	Certification

Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2010

GEOLOGIC RESOURCE FUND LTD.

By:	Geologic Resource Partners LLC, its Investment Manager

By:	Name: George R. Ireland Title: Chief Investment Officer